UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025097

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., DC
201

SEC FILE NUMBER
8- 65399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amegy Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Post Oak Parkway
(No. and Street)

Houston (City) Texas (State) 77027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Ouyang (713)232-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

178 S. Grande Street (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/24

AB 3/24

OATH OR AFFIRMATION

I, John Snider, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amegy Investments Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Kitty Sullivan
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 10/28/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Amegy Investments, Inc.
Table of Contents
December 31, 2014

Building a better
working world

Ernst & Young LLP
Suite 400
178 South Rio Grande Street
Salt Lake City, UT 84101

Tel: +1 801 350 3300
Fax: +1 801 350 3456

Report of Independent Registered Public Accounting Firm

The Board of Directors of Amegy Investments, Inc.

We have audited the accompanying statement of financial condition of Amegy Investments, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Amegy Investments, Inc. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Amegy Investments, Inc.
Statement of Financial Condition
December 31, 2014

	2014
Assets	
Cash and cash equivalents	$ 2,206,138
Deposit with clearing organization	100,000
Receivables from brokers, dealers and others	705,349
Receivables from affiliated companies	117,467
Receivable from Parent	19,878
Prepaid expenses	53,947
Total assets	$ 3,202,779
Liabilities and Shareholder's Equity	
Liabilities:	
Payables to brokers, dealers, and others	$ 16,184
Payables to affiliated companies	88,680
Accrued expenses	110,822
Total liabilities	215,686
Shareholder's equity:	
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	8,799,000
Retained deficit	(5,812,907)
Total shareholder's equity	2,987,093
Total liabilities and shareholder's equity	$ 3,202,779

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

Amegy Investments, Inc. ("the Company") is a wholly-owned subsidiary of Amegy Bank NA ("the Parent"), an indirect wholly-owned subsidiary of Zions Bancorporation ("the Corporation"). The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission under rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. Accordingly, the Company has a clearing agreement with Pershing, LLC ("the Clearing Organization") who carries the customer accounts of the Company on a fully disclosed basis. Under the agreement with the Clearing Organization, the Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is also licensed as a registered investment advisor and licensed by the State of Texas as an insurance agency.

The Company must maintain a minimum net capital requirement of $250,000 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-1 (a)(2)(i) ("the Net Capital Rule").

The Company brokers in U.S. Government and agency obligations, corporate debt and equity securities, municipal securities, mortgage and other asset-backed securities, and money market instruments. Additionally, the Company offers mutual funds, annuities, and life insurance products. The Company provides these services to individual and corporate clients of the Parent.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Subsequent Events

Subsequent events have been evaluated through February 27, 2015, the date these financial statements were issued. There are no capital withdrawals anticipated within the next six months.

Securities Transactions

Customers' securities transactions are reported on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company is a member of a controlled group that joins in the filing of a consolidated federal income tax return with the Corporation. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax-sharing agreement. The tax-sharing agreement provides that each member of the group is allocated its share of the consolidated tax provision or benefit as if each member had filed a separate return. Estimated payments for taxes are made between the members of the consolidated group during the year.

Deferred federal income taxes are provided for temporary differences between the tax basis and financial reporting basis of assets and liabilities. As of December 31, 2014, there were temporary differences related to prepaid assets that resulted in a reported deferred tax liability of $18,881.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates fair value. Cash totaling $53,987 is held at the Parent.

3. Cash Deposit with Clearing Organization

Under the terms of the clearing agreement between the Company and the Clearing Organization, the Company is required to maintain a certain level of cash or securities on deposit with the Clearing Organization. Should the Clearing Organization suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the Clearing Organization. The Company has funds invested in a money market account on deposit of $100,000 with the Clearing Organization to meet this requirement. As of December 31, 2014, there were no amounts owed to the Clearing Organization by the Company's customers.

4. Receivable From and Payable to Clearing Organization

The Company clears its proprietary and customer transactions through the Clearing Organization on a fully disclosed basis. The amount receivable from the Clearing Organization relates to commissions and advisory fees due the Company from customer transactions. This amount is included in the receivables from brokers, dealers and others line on the financial statements. The amount payable to the Clearing Organization relates to clearance fees on the aforementioned transactions and other charges and is collateralized by a deposit with the Clearing Organization. This amount is included in the payables from brokers, dealers and others line on the financial statements.

Also included in the receivables from brokers, dealers, and others are insurance commission receivables due from various insurance companies, investment consulting fees, and other 12B-1 fees.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,230,158 which was $1,980,158 in excess of the $250,000 minimum net capital requirement for the Company. The Company's ratio of aggregate indebtedness to net capital was 0.10 to 1 at December 31, 2014.

6. Fair Value of Financial Instruments

The Company applies ASC Topic 820, *Fair Value Measurements and Disclosures.* ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

To measure fair value, ASC 820 has established a hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy, utilized by the Company, uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data

Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data

The Company has $2,152,151 of money market investments that are carried at fair value under Level 1 in the fair value hierarchy due to the short-term nature of these investments and the ability to obtain fair value information on readily available quote prices in active markets.

7. Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Guarantees

The Company clears all of its securities transactions through the Clearing Organization on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Organization, the Clearing Organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Organization, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liability with regard to the right as it has no knowledge of any liability being incurred.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company regularly monitors the credit standing of the Clearing Organization and all counterparties with which it conducts business.

9. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is responsible to its Clearing Organization for payment of all transactions executed on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the Clearing Organization must purchase or sell a financial

instrument at prevailing market prices. The Company and its Clearing Organization seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

As a securities broker-dealer, the Company is engaged in brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile trading markets. Receivables from and payables to brokers, dealers, customers, and noncustomers include unsettled trades, which may expose the Company to credit and market risk in the event the customer is unable to fulfill its contractual obligations.

10. Benefits

The Company participates in Zions Bancorporation's 401(k) and employee stock ownership plan ("Payshelter") under which employees select from several investment alternatives excluding Zions Bancorporation common stock. Employees can contribute up to 80% of their earnings to the Payshelter plan which will be matched 100% by the Company for the first 3% of the employee contributions and 50% for the next 2% of employee contributions. Matching contributions are invested in Zions Bancorporation common stock.

The Payshelter plan also has a noncontributory profit sharing feature which is discretionary and may range from 0% to 6% of eligible compensation based upon Zions Bancorporation's return on average equity for the year. For the year ended December 31, 2014, the contribution percentage was 2%. Profit sharing contributions are also invested in Zions Bancorporation common stock.

11. Share-Based Compensation

The Company participates in the Zions Bancorporation employee stock option and incentive plan. ASC Topic 718, *Compensation-Stock Compensation*, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Details of the information for the share-based payments are disclosed in the consolidated financial statements for Zions Bancorporation.

12. Related-Party Transactions

The Company reimburses the Parent for allocated overhead costs. The Company also reimburses the Parent for periodic payroll disbursements.

Certain expenses are paid by the Parent on behalf of the Company, which then reimburses the Parent. The agreement between the Company and the Parent stipulates that to the extent the reimbursement of such expenses would cause the Company to not have sufficient net capital for regulatory requirements, the Parent will make a capital contribution to the Company instead of requiring reimbursement.